Exhbit 99.1

Gerdau Ameristeel Reports Profit For First Quarter of 2010

TAMPA, FL, May 6, 2010 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $25.2 million ($0.06 per share diluted) for the three months ended March 31, 2010, in comparison to a net loss of $31.5 million ($0.07 per share) for the three months ended March 31, 2009 and a net loss of $32.8 million ($0.08 per share) for the three months ended December 31, 2009.  The Company has adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, as of January 1, 2010 and, as such, the comparative periods for fiscal year 2009 have been restated under IFRS.

Net sales for the three months ended March 31, 2010 increased 10% to $1.1 billion from $1.0 billion reported for each of the three months ended March 31, 2009 and December 31, 2009.  For the three months ended March 31, 2010 weighted average mill selling price decreased 12% or $86 per ton in comparison to the three months ended March 31, 2009, but increased 6% or $37 per ton in comparison to the three months ended December 31, 2009.  Finished steel shipments were 1.5 million tons for the three months ended March 31, 2010, an increase of 25% in comparison to the three months ended March 31, 2009 and an increase of 15% from the three months ended December 31, 2009.

EBITDA, as adjusted (see EBITDA section herein for an explanation of the EBITDA calculation), was $116.7 million for the three months ended March 31, 2010, compared to EBITDA of $41.8 million for the three months ended March 31, 2009 and $60.5 million for the three months ended December 31, 2009.  The improvement in EBITDA from each comparative period was primarily due to the cost reduction initiatives undertaken by the Company in 2009. Increased shipment volumes were also a factor in the improvement of EBITDA.  Scrap raw material cost used in production during the three months ended March 31, 2010 was $266 per ton compared to $200 per ton for the three months ended March 31, 2009 and $217 per ton for the three months ended December 31, 2009.

At March 31, 2010, the Company had $594.7 million of cash and short-term investments, a decrease of $61.6 million from December 31, 2009 as the Company’s investment in working capital increased as a result of rising scrap costs and the increase in production and shipment levels.  In addition to its cash and short-term investments, the Company had approximately $497.9 million available under secured credit facilities which resulted in a total liquidity position of approximately $1.1 billion at March 31, 2010.

As of March 31, 2010, the Company had 433,492,864 common shares outstanding.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

”I’m pleased to say that we reported a profitable first quarter.  After a challenging 2009, where we intensely addressed everything under our control, we were able to benefit from a generally better than expected demand for our products during the quarter.  We believe our customers are beginning to feel more confident in the U.S. economic recovery and this is translating into better activity in our end-markets.

First quarter performance certainly improved as a result of the numerous actions we undertook during the last 18 months to increase cost efficiency and lower our breakeven point.  Those actions, along with increased production, led to the lowest manufacturing cost per ton we have experienced since 2007.  Our improved operational effectiveness is a confirmation of our flexible business model.

Looking ahead, we believe that demand will continue to slowly improve during the second quarter as confidence in the recovery gradually grows and we continue to feel the effects of normal seasonality.”

IFRS Conversion

As previously mentioned, the Company’s Consolidated Financial Statements have been prepared under IFRS.  The Company previously prepared its Consolidated Financial Statements under generally accepted accounting principles in the United States (“US GAAP”).  In accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Company’s IFRS transition date was January 1, 2009 and the Company prepared its opening IFRS balance sheet as of that date.  The Company has restated its comparative periods under IFRS and the Company’s quarterly and annual filings will contain reconciliations between IFRS and previously reported amounts under US GAAP for 2009.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the Company’s ability to successfully implement a new enterprise resource planning system; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long-term investments, including investments in auction rate securities; and the Company’s reliance on its 50% owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its fourth quarter conference call on Thursday, May 6, 2010, at 2:30 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com or by calling 1-888-231-8191 (1-647-427-7450 if outside the United States) and using the reference number 69111319.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Mario Longhi	Barbara R. Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 319-4324
mlonghi@gerdauameristeel.com	basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except earnings per share data)
(Unaudited)

`	Three Months Ended
	March 31, 2010	December 31, 2009	March 31, 2009

NET SALES	$1,137,725	$975,926	$1,037,699
Cost of sales	(1,031,828)	(952,268)	(989,779)
GROSS PROFIT	105,897	23,658	47,920
OPERATING EXPENSES
Selling, general and administrative expenses	60,427	64,557	62,409
Other operating (income) expense, net	(2,140)	(21,602)	2,398
	58,287	42,955	64,807
INCOME (LOSS) FROM OPERATIONS	47,610	(19,297)	(16,887)
INCOME (LOSS) FROM 50% OWNED JOINT VENTURES	7,676	7,156	(10,244)

INCOME (LOSS) BEFORE FINANCE COSTS, NET AND INCOME TAXES	55,286	(12,141)	(27,131)

FINANCE COSTS, NET
Interest income	(416)	(730)	(1,401)
Interest expense - non-affiliated	23,377	41,489	41,956
Interest expense - affiliated	12,634	1,021	575
Foreign exchange (gain) loss, net	1,749	7,371	(2,733)
Realized (gain) loss on investments, net	(2,528)	(3,244)	-
	34,816	45,907	38,397

INCOME (LOSS) BEFORE INCOME TAXES	20,470	(58,048)	(65,528)
INCOME TAX BENEFIT	3,708	23,711	32,076
NET INCOME (LOSS)	24,178	(34,337)	(33,452)

NET INCOME (LOSS) ATTRIBUTABLE TO:
Equity holders of the company	$25,201	$(32,841)	$(31,480)
Non-controlling interest	(1,023)	(1,496)	(1,972)
	$24,178	$(34,337)	$(33,452)
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE
COMPANY
Basic earnings (loss) per share	$0.06	$(0.08)	$(0.07)
Diluted earnings (loss) per share	$0.06	$(0.08)	$(0.07)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	March 31,	December 31,	January 1,
ASSETS	2010	2009	2009
Current assets
Cash and cash equivalents	$429,801	$631,293	$482,535
Restricted cash	1,696	1,691	-
Short-term investments	164,894	25,000	205,817
Trade accounts receivable, net	566,389	460,066	677,569
Inventories	952,680	814,788	1,267,768
Costs and estimated earnings in excess of billings on uncompleted contracts	5,625	4,687	14,771
Income taxes receivable	85,036	93,652	28,455
Other current assets	27,511	22,643	23,033
Total current assets	2,233,632	2,053,820	2,699,948
Non-current assets
Investments in 50% owned joint ventures	141,315	148,609	161,901
Long-term investments	25,996	28,538	33,189
Property, plant and equipment, net	1,591,621	1,620,852	1,801,471
Goodwill, net	1,963,131	1,962,098	1,957,029
Other intangible assets, net	435,348	450,003	515,736
Deferred tax assets	34,007	29,760	-
Other non-current assets	43,707	23,459	32,305
Total non-current assets	4,235,125	4,263,319	4,501,631
TOTAL ASSETS	$6,468,757	$6,317,139	$7,201,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable and accrued liabilities	$340,623	$225,111	$199,582
Accrued salaries, wages and employee benefits	63,492	71,214	127,351
Accrued interest - non-affiliated	3,675	15,344	54,480
Accrued interest - affiliated	15,896	3,772	-
Provisions	35,675	35,126	34,551
Short-term debt - non-affiliated	3,171	3,174	1,893
Billings in excess of costs and estimated earnings on uncompleted contracts	20,895	26,212	45,687
Other current liabilities	13,579	12,959	20,932
Total current liabilities	497,006	392,912	484,476

Non-current liabilities
Long-term debt - non-affiliated	1,721,170	1,721,806	3,032,824
Long-term debt - affiliated	606,655	606,711	-
Retirement benefit obligations	348,956	348,684	339,055
Deferred tax liabilities	247,591	259,170	269,661
Redeemable non-controlling interest	27,497	32,439	46,927
Provisions	21,951	21,203	18,552
Other non-current liabilities	123,291	89,753	116,092
Total non-current liabilities	3,097,111	3,079,766	3,823,111
TOTAL LIABILITIES	3,594,117	3,472,678	4,307,587

Shareholders' equity
Capital	2,536,839	2,535,883	2,531,516
Retained earnings	212,306	187,105	373,323
Other comprehensive income	98,915	94,893	(37,427)
Equity attributable to equity holders of the company	2,848,060	2,817,881	2,867,412
Equity attributable to non-controlling interest	26,580	26,580	26,580
TOTAL SHAREHOLDERS' EQUITY	2,874,640	2,844,461	2,893,992
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,468,757	$6,317,139	$7,201,579

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended March 31,
	2010	2009
Cash flows from operating activities
Net income (loss)	$24,178	$(33,452)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	46,735	52,329
Amortization of intangibles	14,658	16,608
Income tax benefit	(3,708)	(32,076)
Interest expense - non-affiliated	23,377	41,956
Interest expense - affiliated	12,634	575
Loss on disposition of property, plant and equipment	602	934
(Income) loss from 50% owned joint ventures	(7,676)	10,244
Distributions from 50% owned joint ventures	15,405	405
Compensation cost (benefit) from share-based awards	830	(1,903)
Realized gain on investments	(2,528)	-
Writedown of inventory	-	18,426

Changes in operating assets and liabilities:
Accounts receivable	(103,995)	109,925
Inventories	(133,204)	201,522
Other assets	(16,235)	4,366
Liabilities	109,730	(74,899)
Cash (used in) provided by operating activities	(19,197)	314,960

Income tax refund (paid)	111	(3,185)
Interest paid	(39,400)	(79,878)
Net cash (used in) provided by operating activities	(58,486)	231,897

Cash flows from investing activities
Purchases of property, plant and equipment	(10,189)	(36,284)
Proceeds from disposition of property, plant and	457	1,179
Change in restricted cash	(5)	-
Purchases of investments	(164,850)	(269,688)
Proceeds from sales of investments	30,063	145,697
Net cash used in investing activities	(144,524)	(159,096)

Cash flows from financing activities
Repayments on non-affiliated debt	(1,568)	(2,626)
Payments of deferred financing costs	(1,488)	-
Cash dividends	-	(8,646)
Distributions to subsidiary's non-controlling interest	(4,373)	(3,593)
Proceeds from exercise of employee stock options	594	94
Net cash used in financing activities	(6,835)	(14,771)
Effect of exchange rate changes on cash and cash equivalents	8,353	(4,966)
Net (decrease) increase in cash and cash equivalents	(201,492)	53,064

Cash and cash equivalents beginning of period	631,293	482,535
Cash and cash equivalents end of period	$429,801	$535,599

EBITDA: EBITDA is calculated by adding income (loss) before interest and other expense on debt; taxes; depreciation; amortization of intangibles; realized gain (loss) on investments, net; and foreign exchange gain/loss, net; and deducting interest income.  Management believes EBITDA, a non-IFRS measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  During the three months ended March 31, 2010, the Company changed its calculation of EBITDA to the equity method, which includes net earnings from 50% owned joint ventures and excludes cash distributions from 50% owned joint ventures.  EBITDA should not be construed as an alternative to net income determined in accordance with IFRS as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income (loss) for the three months ended March 31, 2010, December 31, 2009 and March 31, 2009 is shown below:

	For the Three Months Ended - Unaudited
	March 31, 2010	December 31, 2009	March 31, 2009
($000s)
Net income (loss)	$24,178	$(34,337)	$(33,452)
Income tax benefit	(3,708)	(23,711)	(32,076)
Interest expense - non-affiliated	23,377	41,489	41,956
Interest expense - affiliated	12,634	1,021	575
Interest income	(416)	(730)	(1,401)
Depreciation	46,735	56,456	52,329
Amortization of intangibles	14,658	16,162	16,608
Foreign exchange loss (gain), net	1,749	7,371	(2,733)
Realized (gain) on investments, net	(2,528)	(3,244)	-
EBITDA	$116,679	$60,477	$41,806

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	March 31, 2010		December 31, 2009		March 31, 2009

	Tons		Tons		Tons
Production
Melt Shops	1,750,128		1,273,949		1,150,894
Rolling Mills	1,571,111		1,158,748		1,205,959

	Tons	%	Tons	%	Tons	%
Finished Steel Shipments
Rebar	265,152	18%	217,965	17%	192,500	16%
Merchant / Special Sections	875,095	59%	752,588	58%	601,886	51%
Rod	109,138	7%	102,897	8%	117,167	10%
Fabricated Steel	231,680	16%	215,158	17%	273,709	23%
Total Shipments	1,481,065	100%	1,288,608	100%	1,185,262	100%

	$/Ton		$/Ton		$/Ton
Selling Prices
Mill external shipments	642		605		728
Fabricated steel shipments	800		839		1,090

Scrap Charged	266		217		200

Metal Spread (Selling price less scrap)
Mill external shipments	376		388		528
Fabricated steel shipments	534		622		890

Mill manufacturing cost	274		328		362

RECONCILIATIONS BETWEEN IFRS AND US GAAP

IFRS 1 requires an entity to reconcile equity, net loss and cash flows for prior periods. The Company’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows in prior periods. The following represents the reconciliations from US GAAP to IFRS for the respective periods noted for equity, net loss, and EBITDA:

Reconciliations of net loss ($000s):

		For the Three Months Ended
		December 31, 2009	March 31, 2009
Net loss, US GAAP		$(47,594)	$(34,644)

Business combinations - redeemable non-controlling interest	(a)	2,770	(575)
Pension and postemployment benefits	(b)	21,289	3,325
Stock-based compensation	(c)	(746)	601
Provisions	(d)	(1,038)	(102)
Income taxes	(e)	(9,018)	(2,057)
Subtotal - IFRS adjustments		13,257	1,192

Net loss, IFRS		$(34,337)	$(33,452)

Reconciliations of EBITDA ($000s):

		For the Three Months Ended
		December 31, 2009	March 31, 2009

EBITDA, as previously reported (1)		$43,816	$48,631
Adjustment for equity method (2)		(2,844)	(10,649)
EBITDA		$40,972	$37,982
Pension and postemployment benefits	(b)	21,289	3,325
Stock-based compensation	(c)	(746)	601
Provisions	(d)	(1,038)	(102)
Subtotal - IFRS adjustments		19,505	3,824
EBITDA, as currently reported		$60,477	$41,806

(1) EBITDA as reported in the March 31, 2009 quarterly filing.

(2) During the three months ended March 31, 2010, the Company changed its calculation of EBITDA to the equity method, which now includes net earnings from 50% joint ventures and excludes cash distributions from 50% owned joint ventures.

Reconciliations of shareholders' equity ($000s):

		December 31,	January 1,
		2009	2009
Shareholders' equity, US GAAP		$2,870,935	$2,933,492

Business combinations - redeemable non-controlling interest	(a)	(32,439)	(46,927)
Stock-based compensation	(c)	(5,277)	(2,064)
Provisions	(d)	(9,099)	(11,396)
Income taxes	(e)	20,341	20,887
Subtotal - IFRS adjustments		(26,474)	(39,500)
Shareholders' equity, IFRS		$2,844,461	$2,893,992

Description of adjustments impacting net loss, EBITDA and/or shareholders’ equity

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical US GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having a significant impact on the Company are described below. The following is not a complete summary of all of the differences between US GAAP and IFRS. Relative to the impacts on the Company, the descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the tables above, which reflect the quantitative impacts from each change.

(a)	Business combinations - redeemable non-controlling interest

Under US GAAP, a redeemable non-controlling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying non-controlling interest.  Under IFRS, the Company was required to record a liability for the present value of the expected redemption amount of the written put.  As of January 1, 2009 (the Company's transition date), the counterpart was recorded directly in Capital in the Company’s condensed consolidated balance sheet.  Subsequent changes to the present value of the expected redemption amount are recognized in the statement of operations in Interest expense - affiliated.  Upon exercise, under IFRS, the differential between the amount paid and the carrying amount of the non-controlling interest at the date of exercise would be reclassified to Capital in the Company’s condensed consolidated balance sheet.

(b)	Pension and postemployment benefits

Under US GAAP, the Company recognized actuarial gains and in the statement of operations using the corridor approach. Under IFRS, another approach is permitted allowing a company to adopt a policy of recognizing all of its actuarial gains and losses in the period in which they occur in other comprehensive income. Under US GAAP, prior service cost should be recognized in other comprehensive income at the date of the adoption of the plan amendment and then amortized into income over the participants' remaining years of service, service to full eligibility date, or life expectancy, as applicable.  Under IFRS, prior service cost should be recognized on a straight-line basis over the average period until the benefits become vested. To the extent that benefits are vested as of the date of the plan amendment, the cost of those benefits should be recognized immediately in the statement of operations. Additionally, under US GAAP, the Company recognized curtailments in accumulated other comprehensive income to the extent that prior actuarial gains (losses) had been recognized in accumulated other comprehensive income and had not yet been recognized in the statement of operations based on the corridor approach.  Under IFRS, curtailments are recognized immediately in the statement of operations when they occur.

This adjustment reflects the reclassification of actuarial gains and losses recognized as pension cost in the statement of operations under US GAAP to other comprehensive income for the period and the recognition of curtailments and prior service cost immediately in the statement of operations for vested participants.  The Company had $22.3 million of curtailment gains during the three months ended December 31, 2009 which were recognized in accumulated other comprehensive income under US GAAP but were required to be recognized in the statement of operations under IFRS.  The curtailment gains in the three months ended December 31, 2009 resulted primarily from facility closures as well as certain one-time retirement benefit changes implemented by the Company.

(c)	Stock-based compensation

Under US GAAP, the Company recognizes compensation expense associated with share-based compensation plans with graded vesting features on a straight-line basis over the vesting period. Under IFRS, the Company is required to treat each "tranche" of a share-based compensation arrangement with a graded vesting schedule as several individual grants, which results in the recognition of compensation expense on an accelerated basis in comparison to US GAAP.

(d)	Provisions

Under US GAAP, the Company discounted its provisions to reflect the time value of money when the aggregate amount of the liability, and the amount and timing of cash payments for the liability were fixed or reliably determinable. The discount rate used by the Company was one which would have produced an amount at which the liability theoretically could be settled in an arm's-length transaction with a third party. After initial measurement of a liability, no adjustment in the obligation was made if there was a change in the discount rate. Under IFRS, a provision is discounted if the time value of money is material. IFRS requires the use of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where all risk adjustments are reflected in the cash flows, then the cash flows are discounted at a risk-free rate, which means that typically, a government bond “yield” rate should be used. The re-measurement of a provision includes the effect of a change in discount rate.   This adjustment is the result of the Company’s use of a pre-tax discount rate under IFRS that reflects current market assessments of the time value of money and the risks specific to the liability.

(e)	Income taxes

This adjustment reflects the deferred income tax effects of the above adjustments.  In addition, under US GAAP, the deferred tax benefit associated with share-based compensation awards (equity awards) is recognized over the vesting period based on the grant date fair value of the grant.  Any difference between the tax benefit realized on the tax return and the amount previously recognized through the statement of operations is recognized either in equity or income, depending on the Company's prior experience, when the tax deduction is realized on the tax return. Under IFRS, the deferred tax benefit associated with share-based compensation awards (equity awards) is recognized over the vesting period based on the best estimate of the future tax deduction at each balance sheet date.